UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 2014; or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission File Number:  0-19797

___________________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHOLE FOODS MARKET, INC.
550 Bowie Street
Austin, Texas 78703

___________________________________________________________

Whole Foods Market Growing Your Future 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee
Whole Foods Market Growing Your Future 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Padgett, Stratemann & Co., L.L.P.
San Antonio, Texas
June 17, 2015

Whole Foods Market Growing Your Future 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and December 31, 2013
(In thousands)

	December 31, 2014	December 31, 2013
Assets
Investments – at fair value	$759,705	$692,296
Receivables:
Employer contributions	6,605	6,453
Notes receivable from participants	36,650	30,990
Other	25	56
Total receivables	43,280	37,499
Total assets	802,985	729,795

Liabilities
Excess contributions payable	8	2
Total liabilities	8	2

Net assets reflecting all investments at fair value	802,977	729,793
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(406)	(397)
Net assets available for benefits	$802,571	$729,396

The accompanying notes are an integral part of these financial statements.

Whole Foods Market Growing Your Future 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2014 and December 31, 2013
(In thousands)

	2014	2013
Additions:
Contributions:
Participants	$92,086	$83,948
Employer	6,309	6,454
Rollovers	5,084	5,803
Total contributions	103,479	96,205
Investment income:
Net appreciation in fair value of investments	9,919	110,437
Dividends and interest	19,270	14,557
Total investment income	29,189	124,994
Total additions	132,668	221,199
Deductions:
Benefits paid to participants	56,106	41,856
Administrative expenses	3,387	3,059
Total deductions	59,493	44,915
Net increase	73,175	176,284

Net assets available for benefits at beginning of year	729,396	553,112
Net assets available for benefits at end of year	$802,571	$729,396

The accompanying notes are an integral part of these financial statements.

Whole Foods Market Growing Your Future 401(k) Plan
Notes to Financial Statements
December 31, 2014

(1) Description of Plan
The following description of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established January 1, 2002 by Whole Foods Market, Inc. (the “Company” or “Plan Sponsor”) for the benefit of certain employees who have completed one hour of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Each year participants may contribute up to 100% of pretax compensation, as defined in the Plan, up to the maximum allowed under the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan will automatically enroll eligible employees, at 3.0% of annual compensation, who do not decline participation or enroll 180 days after becoming eligible. The Plan allows a Company matching contribution in an amount determined by the Board of Directors. The Company made a matching contribution on behalf of each eligible participant equal to 15.5% and 16.0% of the first $1,000 of each such participant’s contributions in 2014 and 2013, respectively. The Company’s matching contributions for each year were made to the Plan in the following year and therefore were recorded as a receivable at December 31, 2014 and December 31, 2013, respectively. The Company’s matching contribution may be made in the form of the Company’s common stock or in cash. Contributions are subject to certain limitations.

The 2014 and 2013 matching contributions were made in cash and were invested according to the participants’ investment directions in place on the date of contribution, in accordance with Plan procedures.

Participant Accounts
Participants direct the investment of their account into various investment options offered by the Plan.

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations of the Company’s contributions are based on the amount of each participant’s contributions and allocations of earnings are based on each participant’s account balances and his or her individual investment options. The benefit to which a participant is entitled is the benefit that can be derived from the participant’s vested account.

Vesting
Participants are immediately vested in all contributions plus actual earnings thereon.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $500, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest, as determined by the Plan administrator. Principal and interest are paid by participants through payroll deductions.

Payment of Benefits
On termination of service, a participant or his or her beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Any balance that does not exceed $5,000 is automatically paid out as soon as administratively possible. In the absence of an election by the participant within the time period specified by the Plan administrator, any balance that exceeds $1,000 but does not exceed $5,000 is paid as a direct rollover to an individual retirement plan designated by the Plan administrator and any balance that does not exceed $1,000 is paid directly to the participant in the form of a cash, lump-sum distribution. Hardship withdrawals are also available prior to a participant’s termination of service, subject to certain limitations. Participants may elect to take a partial or complete withdrawal of their account prior to termination of service after attaining age 59½ or in the event of their disability. Participants may also elect to receive a withdrawal of their rollover contributions at any time.

Forfeitures
Participant forfeitures may be used to reduce future employer contributions and pay the expenses of the Plan. At December 31, 2014 and 2013, forfeitures arising from lost participants, uncashed checks, etc. totaled approximately $316,000 and $466,000, respectively. The 2014 and 2013 employer contributions were reduced by approximately $169,000 and $297,000 of forfeitures, respectively.

Expenses of the Plan
Plan fees and expenses, including fees and expenses connected with providing administrative services by external service providers, are paid from Plan assets. Allocation of administrative expenses is based on expenses that are chargeable to individual participants and as a pro rata amount of the overall Plan administrative expenses.

(2) Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be recognized to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for disclosure of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits
Benefits are recorded when paid.

(3) Investments
The following table presents investments that represent 5% or more of the Plan’s net assets at the dates indicated (in thousands):

Description of Investment	December 31, 2014	December 31, 2013
Whole Foods Market, Inc. common stock	$100,423	$113,530
Vanguard Target Retirement 2045 Trust II	59,801	50,456
Vanguard Target Retirement 2050 Trust II	58,466	49,672
Vanguard Target Retirement 2040 Trust II	48,594	41,728
Vanguard Institutional Index Fund	46,724	39,400
Vanguard Target Retirement 2030 Trust II	44,977	37,449

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, changed in fair value as follows during the years indicated (in thousands):

	2014	2013
Mutual funds	$1,131	$76,675
Collective trusts	23,549	9,969
Whole Foods Market stock fund	—	19,210
Whole Foods Market, Inc. common stock	(14,761)	4,583
	$9,919	$110,437

(4) Fair Value Measurements
The Plan’s financial assets and liabilities are recorded at fair value in accordance with the framework for measuring fair value in generally accepted accounting principles. This framework establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

•	Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques that are used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013:

•
Mutual Funds: Valued using the net asset value (“NAV”) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

•
Collective Trust Funds: Valued at the NAV of units of a bank collective trust fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust fund, the investment adviser reserves the right to temporarily delay withdrawal from the collective trust fund in order to ensure that securities liquidations will be carried out in an orderly business manner. The collective trust funds are classified within Level 2 of the valuation hierarchy.

•
Fidelity Managed Income Portfolio Fund: Consists primarily of fixed income investments wrapped with insurance contracts and is valued using NAV provided by the administrator of the fund. The fixed income investments are valued at their net asset value, and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model, with inputs derived from observable market data. This fund is classified within Level 2 of the valuation hierarchy.

•
Fidelity BrokerageLink self-directed brokerage accounts: The underlying investments, which consist primarily of interest-bearing cash accounts and individual corporate common stocks, are valued at the closing price reported on the open market and are classified within Level 1 of the valuation hierarchy.

•	Whole Foods Market, Inc. Common Stock: Valued at the closing price reported in the active market on which the individual securities are traded and classified within Level 1 of the valuation hierarchy.

The methods noted above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013 (in thousands):

December 31, 2014	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Mutual funds:
Large cap funds	$141,442	$—	$—	$141,442
Mid-cap funds	12,691	—	—	12,691
Small cap funds	32,843	—	—	32,843
International funds	31,748	—	—	31,748
Income funds	44,469	—	—	44,469
Money market fund	56	—	—	56
Other	2,418	—	—	2,418
Collective trusts:
Blended funds	—	360,488	—	360,488
Fidelity Managed Income Portfolio II Class 1 Fund	—	28,183	—	28,183
Fidelity BrokerageLink self-directed brokerage account	4,944	—	—	4,944
Whole Foods Market, Inc. common stock	100,423	—	—	100,423
	$371,034	$388,671	$—	$759,705

December 31, 2013	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Mutual funds:
Large cap funds	$125,366	$—	$—	$125,366
Mid-cap funds	11,007	—	—	11,007
Small cap funds	32,522	—	—	32,522
International funds	30,586	—	—	30,586
Income funds	40,360	—	—	40,360
Money market fund	84	—	—	84
Other	1,933	—	—	1,933
Collective trusts:
Blended funds	—	304,153	—	304,153
Fidelity Managed Income Portfolio II Class 1 Fund	—	28,175	—	28,175
Fidelity BrokerageLink self-directed brokerage account	4,580	—	—	4,580
Whole Foods Market, Inc. common stock	113,530	—	—	113,530
	$359,968	$332,328	$—	$692,296

(5) Guaranteed Investment Contract
The Plan has entered into a benefit-responsive investment contract with Fidelity Management Trust Company (“Fidelity”), the Fidelity Managed Income Portfolio Fund. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. The Statements of Net Assets Available for Benefits present the related fund at fair value, with an additional line item showing an adjustment from fair value to contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields consist of the following for the years ended:

	December 31, 2014	December 31, 2013
Based on actual earnings	1.70%	1.59%
Based on interest rate credited to participants	1.38%	1.14%

(6) Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan and, therefore, these investments qualify as party-in-interest transactions. The Plan also invests in shares of common stock of Whole Foods Market, Inc., the Plan Sponsor.

(7) Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(8) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 12, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Company’s benefits counsel believe the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified and the related trust is tax-exempt.

With few exceptions, the Plan is no longer subject to United States federal income tax examinations by authorities for years before 2011.

(9) Risks and Uncertainties
The Plan invests in various investment securities. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(10) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of the dates indicated (in thousands):

	December 31, 2014	December 31, 2013
Net assets available for benefits per the financial statements	$802,571	$729,396
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	406	397
Net assets available for benefits per Form 5500	$802,977	$729,793

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 for the years ended (in thousands):

	December 31, 2014	December 31, 2013
Net increase in net assets available for benefits per financial statements	$73,175	$176,284
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(397)	(727)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	406	397
Net income per Form 5500	$73,184	$175,954

Whole Foods Market Growing Your Future 401(k) Plan
Supplemental Schedule
(In thousands)

Whole Foods Market Growing Your Future 401(k) Plan
EIN: 74-1989366

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Plan No.: 002
December 31, 2014

Identity of issuer, borrower, or similar party	Description of investment	Number of units	Current value
Whole Foods Market, Inc. common stock*	Common stock	1,992	$100,423
Vanguard Target Retirement 2045 Trust II	Collective trust	2,263	59,801
Vanguard Target Retirement 2050 Trust II	Collective trust	2,201	58,466
Vanguard Target Retirement 2040 Trust II	Collective trust	1,837	48,594
Vanguard Institutional Index Fund	Mutual fund	248	46,724
Vanguard Target Retirement 2030 Trust II	Collective trust	1,731	44,977
Vanguard Target Retirement 2035 Trust II	Collective trust	1,489	38,696
Fidelity Capital Appreciation K Fund*	Mutual fund	961	34,685
Vanguard Target Retirement 2025 Trust II	Collective trust	1,250	33,206
Fidelity Contrafund K*	Mutual fund	334	32,699
Vanguard Target Retirement 2020 Trust II	Collective trust	1,124	30,471
Fidelity Managed Income Portfolio II Class 1 Fund*	Stable value fund	27,777	28,183
PIMCO Total Return Fund	Mutual fund	2,524	26,911
Vanguard Explorer Fund Admiral Shares	Mutual fund	269	23,223
Vanguard Total International Stock Index Fund	Mutual fund	203	21,088
Vanguard Target Retirement 2055 Trust II	Collective trust	535	19,058
Fidelity Capital & Income Fund*	Mutual fund	1,550	15,001
T. Rowe Price Equity Income Fund	Mutual fund	436	14,305
DFA US Sustainability Core 1*	Mutual fund	783	13,030
Spartan Extended Market Index Fund	Mutual fund	230	12,691
Vanguard Target Retirement 2015 Trust II	Collective trust	454	12,479
American Funds New Perspective Fund Class R-6	Mutual fund	294	10,660
American Beacon Small Cap Value Fund	Mutual fund	384	9,620
Vanguard Target Retirement 2010 Trust II	Collective trust	337	9,268
Vanguard Target Retirement Income Trust II	Collective trust	102	3,048
Vanguard Target Retirement 2060 Trust II	Collective trust	86	2,424
Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual fund	93	2,418
Vanguard Total Bond Market Admiral	Mutual fund	215	2,332
Vanguard Total International Bond Index Fund Admiral Shares	Mutual fund	11	224
Fidelity Money Market Trust Retirement Government Money Market Portfolio*	Mutual fund	56	56
Fidelity BrokerageLink	Brokerage account	—	4,944
Participant loans	Interest rates ranging from 4.25% to 10.25% with various maturities		36,650
* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(k) PLAN

Date:	June 19, 2015	By:	/s/ Keith Morrison
Keith Morrison
Chairman, Benefits Administrative Committee
Whole Foods Market, Inc.

Exhibit Index

Exhibit 23.1    Consent of Independent Registered Public Accounting Firm